Exhibit 99.1

Oil Search acquisition of InterOil: Delivering value to InterOil shareholders May 20, 2016

Forward Looking Statements This release includes “forward - looking statements” . All statements, other than statements of historical facts, included in this release that are forward - looking statements . These statements are based on the current belief of InterOil and Oil Search, as well as assumptions made by, and information currently available to InterOil and Oil Search . No assurances can be given however, that these events will occur . Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders . Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil and Oil Search, which may cause actual results to differ materially from those implied or expressed by the forward - looking statements . These include in particular information and statements relating to InterOil’s agreement with Oil Search and the ability to realize the anticipated benefits, Oil Search’s agreement with Total and the ability to realize the anticipated benefits, the ability to complete either of the two transactions, either on the anticipated timeline or at all, the ability to obtain required regulatory and court approvals for the two transactions, the combined company's expected growth profile, the anticipated market capitalization of the combined company, the need to integrate the two companies and related costs, business disruptions relating from the transactions, the outcome of any legal proceeding relating to the transactions, the combined company becoming a leading exploration and production champion for Papua New Guinea, the profitability of the combined company, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break - even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work - overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil’s and Oil Search’s publicly available filings, including but not limited to those in InterOil’s annual report for the year ended December 31 , 2015 on Form 40 - F and its Annual Information Form for the year ended December 31 , 2015 , and in Oil Search’s annual report for the year ended December 31 , 2015 , as well as the risk that Oil Search and Total do not enter into definitive agreements relating to the MOU . InterOil and Oil Search disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws .

Transaction overview

InterOil

Offer Price and Consideration	▪ InterOil Corporation to be acquired by Oil Search for 8.05 Oil Search shares for each InterOil share and a Contingent Value Right (CVR) ▪ Share consideration implies US$40.25 per InterOil share(1), before CVR value ▪ Oil Search will also provide InterOil shareholders with a cash alternative, up to a total of US$770 million ▪ InterOil shareholders to own approximately 14 - 21% of the combined entity(2)
Contingent Value Right	▪ CVR is equivalent to approximately US$6.05 per InterOil share for each incremental certified tcfe above 6.2 tcfe ▪ CVR payment triggered on PRL 15 2C resource certification
Unanimous Board Recommendation	▪ Acquisition unanimously approved by InterOil and Oil Search Boards ▪ InterOil Board recommends that InterOil shareholders vote to approve the transaction
Governance	▪ One current InterOil director will join the Oil Search Board
Targeted closing	▪ Third quarter of 2016
Roadmap to completion	▪ InterOil shareholder approval (66 2/3 % of those voting) ▪ Court approval ▪ Customary closing conditions
Structure	▪ Structured as a Plan of Arrangement under Business Corporations Act (Yukon)

(1) Based on Oil Search's 10-day volume weighted average price in A$ per share to May 19, 2016, converted to US$ using the RBA's reference AUDUSD rate as at May 19, 2016, implying a price of US$5.00 per share. Excluding any potential cash payment associated with the CVR.
(2) Depending on the level of participation by InterOil shareholders in the cash alternative.

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Delivering compelling value for InterOil shareholders

InterOil

1	**Material and immediate premium**	▪ Share consideration delivers immediate and material premium of 27.2% to InterOil's last closing price[(1)] and 32.5% to InterOil 3-month VWAP[(1)]
2	**Uncapped upside in PRL 15 resource**	▪ Additional value through ongoing exposure to potential upside in PRL 15 resource volumes above 6.2 tcfe through the CVR Consideration which provides an uncapped cash payment on completion of certification ▪ Certification to include Antelope-7, now formally agreed by the PRL15 JV
3	**Exposure to benefits of combined entity**	▪ InterOil shareholders will retain a 14-21% interest in combined company[(2)] ▪ Major independent PNG oil and gas champion, with exposure to a high quality, low-cost production base, balance sheet strength and excellent growth opportunities ▪ Exposure to the world-class PNG LNG project and the significant potential benefits that are expected to be realised from cooperation between, and potential integration of, PNG LNG and Papua LNG projects

(1) Based on InterOil's closing price of US$31.65 per share as at May 19, 2016, InterOil's 3-month VWAP of US$30.37 per share as at May 19, 2016, Oil Search's 10-day volume weighted average price in A$ per share to 19 May 2016, converted to US$ using the RBA's reference AUDUSD rate as at May 19, 2016, implying a price of US$5.00 per share.
(2) Depending on the level of participation by InterOil shareholders in the cash alternative.

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(US$ per share) 6.2 tcfe 6.5 tcfe 7.0 tcfe 7.5 tcfe 8.0 tcfe Share Consideration (1) $40.25 $40.25 $40.25 $40.25 $40.25 CVR - Potential Value (2) $0.00 $1.81 $4.84 $7.86 $10.88 Aggregate Consideration p.s. $40.25 $42.06 $45.09 $48.11 $51.13 Premia: Premium to last close (3) 27% 33% 43% 52% 62% Premium to 1-month VWAP (4) 26% 32% 41% 51% 60% Premium to 3-month VWAP (5) 33% 38% 48% 58% 68% Material premium for InterOil Shareholders - 4 - (1) Based on Oil Search’s 10 - day volume weighted average price in AUD per share to May 19, 2016 , converted daily to USD using the RBA’s reference AUDUSD rate, implying a price of US$5.00 per share . Excluding any potential cash payment associated with the CVR. (2) Represents potential future payment at given certified resource level; not discounted to present value. (3) Based on InterOil’s closing price of US$31.65 per share as at May 19, 2016. (4) Based on InterOil’s 1 - month VWAP up to and including May 19, 2016 of US$31.88 per share . (5) Based on InterOil’s 3 - month VWAP up to and including May 19, 2016 of US$30.37 per share . ~US$6.05 per InterOil Share for each Incremental Tcfe

CVR provides ongoing exposure to resource volume upside - 5 -  Uncapped cash payment of ~US$6.05 per share for each tcfe gross resource certification of PRL15 above 6.2tcfe (1)  Payable on receipt of Interim Resource Payment by Oil Search under the current InterOil agreement with Total − Interim Resource Payment is made following certification process, which will begin at completion of appraisal program − PRL15 JV has now agreed to drill Antelope - 7  Integrity and transparency of certification process to be overseen by a Certification Subcommittee comprised of (i) two independent Oil Search directors, (ii) two current InterOil directors and (iii) an independent chairperson.  CVR is expected to be listed on the Australian Securities Exchange (“ASX”) PRL 15 Certification 6.2 tcfe 6.5 tcfe 7.0 tcfe 7.5 tcfe 8.0 tcfe Volume > 6.2 Tcfe 0.0 0.3 0.8 1.3 1.8 CVR payment rate - gross ($/mcfe) $0.77 $0.77 $0.77 $0.77 $0.77 Relevant interest - gross (%) 40.1% 40.1% 40.1% 40.1% 40.1% CVR Consideration - potential value (1)(2) ($m) 0 93 247 402 556 CVR Consideration - potential value (1)(2) ($ p.s.) $0.00 $1.81 $4.84 $7.86 $10.88 (1) Represents potential future payment at given certified resource level; not discounted to present value. (2) One - time cash payment per InterOil share equal to US$0.77/mcfe (gross basis, US$0.99/mcfe on net basis) of 40.1275 % interest in a PRL 15 2C resource greater than 6.2 tcfe. ~US$6.05 per InterOil Share for each Incremental Tcfe

Overview of Oil Search (pre - transaction) - 6 - Oil Search license interests (1) Corporate snapshot Highlights Close as of 19 May 2016 (2) US$/sh 4.97 Market Capitalisation (3) US$m 7,568 Net Debt (3) US$m 3,314 Enterprise Value (3) US$m 10,882 Listing ASX Country of Incorporation Papua New Guinea (1) Oil Search company filings. (2) Close price of A$6.91 per share as at May 19, 2016, converted to US$ per share at 0.7193. (3) As at May 19, 2016 , net debt based on debt of US$4,229m as at 31 March 2016, and cash of US$914m as at March 31, 2016 . Oil Search shares outstanding of 1,522.7m shares. (4) Gross interest, before PNG Government and landowners back - in. Key assets  29% interest in the producing PNG LNG project, operated by ExxonMobil  22.8% gross interest in PRL 15 (4)  ~60% interest in all PNG’s producing oil fields, operated by Oil Search  Significant gas exploration acreage in PNG

InterOil shareholders retain up to 21% (1) interest in a major independent PNG oil and gas champion - 7 - Options for growth Integration & synergies  Papua LNG  PNG LNG  World - class exploration potential  Schedule acceleration  Cost and operational synergies (reduced overheads)  Maximising returns for all shareholders Enhanced exploration footprint  World - class exploration portfolio  Enlarged PNG focused exploration portfolio  Enhanced capability to develop new and existing discoveries Producing Assets  Highly successful existing operating business  Underpinned by material interest in PNG LNG  Low operating costs and robust cash flow Combined entity represents an attractive investment Balance sheet  Strong balance sheet and operating cash flows  Ability to finance continued growth of development and exploration Overview of combined portfolio Experienced Management  Strong operating platform management capabilities and in - country relationships (1) Depending on the level of participation by InterOil shareholders in the cash alternative.

Summary - 8 - Transaction metrics  InterOil to be acquired by Oil Search for 8.05 Oil Search shares for each InterOil share and a Contingent Value Right (CVR)  Share consideration implies US$40.25 per InterOil share (1) , before CVR value  Oil Search will also provide InterOil shareholders with a cash alternative, up to a total of US$770 million  InterOil shareholders to own approximately 14 - 21% of the combined entity (2)  The CVR is equivalent to ~US$6.05 per InterOil share for each incremental certified tcfe above 6.2 tcfe Key considerations  InterOil Board unanimous in support of shareholders  Transaction subject to usual conditions  > 66 2/3 % of shareholder votes required to approve transaction  Shareholder vote expected July 2016  Transaction closing expected in Q3 2016 Compelling to investors  Material and immediate premium  Retained upside in Elk - Antelope resource certification  Exposure to enlarged PNG oil & gas champion (1) Based on Oil Search’s 10 - day volume weighted average price in AUD per share to May 19, 2016 , converted daily to USD using the RBA’s reference AUDUSD rate, implying a price of US$5.00 per share. Excluding any potential cash payment associated with the CVR. (2) Depending on the level of participation by InterOil shareholders in the cash alternative.

Conclusion / Q&A - 9 -

Appendix 10

Best - in - class break - even costs (1)  Both PNG LNG potential expansion and the Papua LNG projects making progress while many less competitive projects being delayed or cancelled  Long term market outlook for gas remains strong, with shortages anticipated early next decade: − Current market in potential oversupply until early 2020s − Potential PNG LNG expansion and Papua LNG Project expected to commence production early next decade, coinciding with increased demand and shortage of supply  The world - class Papua LNG Project is expected to be the next major LNG development in PNG − Even after payment of the CVR to InterOil shareholders, Oil Search acquires gas at a value accretive price per tcfe of resource that could potentially underwrite a sequenced multiple train development  Papua LNG Project has the potential to be further enhanced by close cooperation with PNG LNG − Agreements create an opportunity to commence a pathway to cooperation and/or integration of two world - class LNG projects − Agreements facilitate Oil Search’s alignment of interests across the two projects − Aids in maximisation of returns and capital efficiency for strong future growth, with potential to double production from 2022 - 2023 InterOil further strengthens Oil Search’s world - class LNG position 0 2 4 6 8 10 12 14 16 US$/ mmbtu (1) Wood Mackenzie February 2016, full - life FOB breakeven cost, 12% discount rate, shipping costs to Japan . Economics improving PRL 15 Project interests Entity Pre back - in Pre back - in Post Transactions Post back - in Post Transactions InterOil 36.5% – – Oil Search 22.8% 37.4% 29.0% Total 40.1% 62.1% 48.1% Indirect interests 0.5% 0.5% 0.4% PNG Government – – 20.5% Landowners – – 2.0% PNG LNG Project interests Current interests ExxonMobil 33.2% Oil Search 29.0% PNG Government 16.8% Santos 13.5% Nippon Oil 4.7% MRDC 2.8% Oil Search is only party with interests in both projects ( other than PNG Govt ) - 11 -

 Focus in 2016 is on resource confirmation and definition of development plans  Strong case for greater cooperation and/or full integration, where it makes sense for all parties  Current oil price and cost environment conducive to alignment of joint venture interests  Oil Search’s role: − Unique position with interests in PNG LNG and Elk - Antelope fields resources and in key NW Highlands and Gulf Province exploration licences − Well positioned to support operators, ExxonMobil and Total, and to promote benefits of cooperation − Leverage strong foundations – extensive in - country operating experience, strong Government, community and landowner relationships  PNG Government will also have equity in both projects and will be major beneficiary of cost - effective and timely development  Proven successes in Trinidad, Egypt and Qatar of value created from integrated projects over standalone projects A pathway to cooperation and potential integration of two world class LNG projects in PNG Agreements pave the way for potential material capex and opex savings plus anticipated schedule acceleration of the Papua LNG development facilitating superior returns and NAV per share accretion for Oil Search shareholders - 12 - Examples of potential areas of cost savings Base Cost Existing Contractor Rel. Contractor / Op Synergy Lessons Learned Execution experience Infrastructure Storage Marine facilities Accommodation Pipeline Corridors Access Roads Warehousing Shipping Channel Front end Pre - FID costs FEED Environmental Approvals & Surveys Liquids export Export System Improved Schedule Project PMT Improved Schedule Contractor Execution Plan Detailed Engineering Reduced Contingency Process Commissioning & Start Up Pre - treatment Sparing LNG, LPG and NGL Process

 MoU sets out key principles: − Oil Search sell down to Total 60% interest acquired from InterOil in PRL 15 and 62% of InterOil’s interests in its other exploration assets following completion of InterOil acquisition − Oil Search and Total seek to maximise stakeholder value through pursuit of cooperation and/or integration opportunities with PNG LNG Project  Sell - down agreement: − Post sell - down, Oil Search and Total expect to have 29.0% and 48.1% equity respectively in PRL 15 (post government back - in) − Total to pay Oil Search 60% of InterOil acquisition cost (~US$1.2bn) on settlement of InterOil purchase, US$141.6m on 1 July 2017 and US$230m on FID of Papua LNG Project plus 60% of any CVR payment > 6.5tcfe − Oil Search and Total have committed to a fair and transparent resource certification process of the Elk - Antelope fields for CVR calculation and for guiding Papua LNG Project development − Further potential equity sale to strategic participants to be considered, if it maximises value  MoU expected to deliver significant value to Oil Search, InterOil and Total shareholders: Underpins value of InterOil acquisition and immediately de - risks Oil Search’s acquisition of InterOil, delivering certainty and incremental liquidity for Oil Search and InterOil shareholders Establishes long term alignment between Total and Oil Search, both with material interest in the Papua LNG Project Provides an avenue to maximise the value of the Papua LNG Project through pursuit of cooperation and/or integration opportunities with PNG LNG Project In a standalone project case, aligns Total and Oil Search to deliver a robust LNG project with equity available for new strategic participants x x x x - 13 - Total MoU: MoU between Oil Search and Total SA